UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

April 24, 2023 (April 20, 2023)

Date of Report (Date of earliest event reported)

TRADEUP ACQUISITION CORP.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-40608	86-1314502
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

437 Madison Avenue, 27th Floor New York, New York	10022
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (732) 910-9692

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Common Stock and one-half of one Warrant	UPTDU	The Nasdaq Stock Market LLC

Common Stock, par value $0.0001 per share	UPTD	The Nasdaq Stock Market LLC

Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50	UPTDW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

Common Stock Purchase Agreement

On April 20, 2023, TradeUP Acquisition Corp. (the “Company”) entered into a common stock purchase agreement (the “Common Stock Purchase Agreement”) and a related registration rights agreement (the “RRA”) with White Lion Capital, LLC, a Nevada limited liability company (“White Lion”). Pursuant to the Common Stock Purchase Agreement, the Company has the right, but not the obligation to require White Lion to purchase, from time to time following consummation of the business combination contemplated by that certain agreement and plan of merger, dated as of September 30, 2022, by and among the Company, Tradeup Merger Sub Inc., and Estrella Biopharma, Inc. (“Estrella”) , up to $50,000,000 in aggregate gross purchase price of newly issued shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”), subject to certain limitations and conditions set forth in the Common Stock Purchase Agreement. Capitalized terms used but not otherwise defined herein shall have the meaning given to such terms by the Common Stock Purchase Agreement.

The Company is obligated under the Common Stock Purchase Agreement and the RRA to file a registration statement (the “Initial Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) to register the Common Stock under the Securities Act of 1933, as amended, for the resale by White Lion of shares of Common Stock that the Company may issue to White Lion under the Common Stock Purchase Agreement.

Subject to the satisfaction of certain customary conditions including, without limitation, the effectiveness of the Initial Registration Statement, the Company’s right to sell shares to White Lion will commence on the effective date of the Initial Registration Statement and expire on the termination of the Common Stock Purchase Agreement. During such term, subject to the terms and conditions of the Common Stock Purchase Agreement, the Company may notify White Lion when the Company exercises its right to sell shares (the effective date of such notice, a “Purchase Notice Date”). The number of shares sold pursuant to any purchase notice may not exceed the lower of (i) a number of shares of Common Stock which, when aggregated with all other shares of Common Stock then beneficially owned by White Lion and its affiliates (as calculated pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and Rule 13d-3 promulgated thereunder), would result in the beneficial ownership by White Lion of more than 4.99% of the outstanding shares of Common Stock, (ii) a number of shares of Common Stock equal to the product of (A) the Average Daily Trading Volume and (B) 30%, and (iii) number of shares of Common Stock equal to the quotient obtained by dividing (A) the lower of (X) $1,000,000 and (Y) the dollar amount equal to the product of (I) the Effective Daily Trading Volume, (II) the closing price of Common Stock on the Effective Date and (III) 30%, with (B) the Closing Sale Price of the Common Stock on the day prior to the Purchase Notice Date

The purchase price to be paid by White Lion for any such shares will equal 97% of the lowest daily volume-weighted average price of Common Stock (the “VWAP”) during a period of three consecutive business days following the applicable Purchase Notice Date (the “Valuation Period”). However, once White Lion has purchased $25,000,000 worth of Common Stock from the Company, the purchase price will be adjusted to 98% of the lowest daily VWAP during the Valuation Period.

The Company and White Lion may terminate the Common Stock Purchase Agreement at any time upon the mutual written consent of the parties. The Company will have the right to terminate the Common Stock Purchase Agreement at any time after Commencement Date, upon three trading days’ prior written notice, provided, however, that (i) the Company shall have caused Estrella to deliver the Commitment Fee (as defined below) to White Lion prior to such termination and (ii) the Company shall consult with White Lion and its counsel on the form of press release of other disclosures with respect to such termination.

Additionally, White Lion will have the right to terminate the Common Stock Purchase Agreement upon three days’ prior written notice to the Company if (i) a Material Adverse Effect has occurred and is continuing, (ii) there is a Fundamental Transaction, (iii) the Company is in breach or default in any material respect of the RRA, (iv) there is a lapse of the effectiveness, or unavailability of, the Registration Statement for a period of 45 consecutive trading days or for more than an aggregate of 90 trading days in any 365-day period, other than due to acts of White Lion, (v) the suspension of trading of the Common Stock for a period of five consecutive trading days, or (vi) the material breach or default of the Common Stock Purchase Agreement by the Company, which breach or default is not cured within 15 trading days after applicable notice is delivered to the Company thereunder. The termination of the Common Stock Purchase Agreement will not affect the registration rights provisions contained in the RRA.

In consideration for the commitments of White Lion, as described above, the Company has agreed that it will, as soon as practicable following the Closing Date, cause Estrella to issue to White Lion an aggregate of 250,000 shares of Estrella’s Series A preferred stock, par value $0.0001 per share (“Estrella Series A Preferred Stock”), which the parties have acknowledged has a value of $250,000 (the “Commitment Fee”).

Registration Rights Agreement

Concurrently with the execution of the Common Stock Purchase Agreement, the Company entered into the RRA with the White Lion in which the Company has agreed to register with the SEC the shares of Common Stock purchased by White Lion under the Common Stock Purchase Agreement and the shares of Common Stock to be issued upon the conversion of Estrella Series A Preferred Stock for resale within 30 days of the consummation of the Business Combination. The RRA contains usual and customary damages provisions for failure to file and failure to have the registration statement declared effective by the SEC within the time periods specified.

The Common Stock Purchase Agreement and the RRA contain customary representations, warranties, conditions and indemnification obligations of the parties. The representations, warranties and covenants contained in such agreements were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreements and may be subject to limitations agreed upon by the contracting parties.

The foregoing descriptions of the Common Stock Purchase Agreement and the RRA are qualified in their entirety by reference to the full text of the Common Stock Purchase Agreement and the RRA, copies of which are filed as Exhibits 10.1and 10.2, respectively, to this Current Report on Form 8-K and incorporated herein by reference.

Forward-Looking Statements

This Report includes forward looking statements that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts and may be accompanied by words that convey projected future events or outcomes, such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “design,” “intend,” “expect,” “could,” “plan,” “potential,” “predict,” “seek,” “target,” “aim,” “plan,” “project,” “forecast,” “should,” “would,” or variations of such words or by expressions of similar meaning. Such forward-looking statements, including statements regarding anticipated financial and operational results, projections of market opportunity and expectations, the estimated post-transaction enterprise value, the advantages and expected growth of the combined company, the cash position of the combined company following closing, the ability of the Company and Estrella to consummate the proposed Business Combination and the timing of such consummation, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in the section entitled “Risk Factors” in the Company’s final prospectus dated July 19, 2021 filed with the SEC (the “Final Prospectus”) related to UPTD’s initial public offering, the Company’s proxy statement and proxy on Form S-4 (File No. 333-267918), initially filed on October 18, 2022, as amended from time to time (the “Form S-4”), its Annual Report on Form 10-K for the fiscal year ended December 31, 2022 and in other documents filed by the Company with the SEC from time to time. Important factors that could cause the combined company’s actual results or outcomes to differ materially from those discussed in the forward-looking statements include: Estrella’s or the combined company’s limited operating history; the ability of Estrella or the Combined Company to identify and integrate acquisitions; general economic and market conditions impacting demand for the products and services of Estrella or the Combined Company; the inability to complete the proposed transaction; the inability to recognize the anticipated benefits of the proposed transaction, which may be affected by, among other things, the amount of cash available following any redemptions by the Company’s stockholders; the ability to meet Nasdaq’s listing standards following the consummation of the proposed transaction; costs related to the proposed transaction; and such other risks and uncertainties as are discussed in the Final Prospectus and the Form S-4. Other factors include the possibility that the proposed Merger does not close, including due to the failure to receive required security holder approvals, or the failure of other closing conditions.

The Company and Estrella each expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s or Estrella’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based, except as required by law.

Additional Information about the Transaction and Where to Find It

The proposed transaction has been approved by the board of directors of Estrella and the Company and will be submitted to stockholders of the Company and the stockholders of Estrella for their approval. In connection with such approval, the Company has filed with the SEC the Form S-4, which includes a proxy statement containing information about the proposed transaction and the respective businesses of Estrella and the Company, as well as the prospectus relating to the offer of the Company’s securities to be issued to stockholders of Estrella in connection with the completion of the proposed transaction (the “proxy statement/prospectus”). After the Form S-4 has been declared effective, the Company will mail a definitive proxy statement and other relevant documents to its stockholders as of the record date established for voting on the proposed transaction. The Company’s stockholders are urged to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and the definitive proxy statement/prospectus in connection with the proposed transaction, as these materials will contain important information about the Company, Estrella and the proposed transaction. Stockholders will also be able to obtain a free copy of the Form S-4, as well as other filings containing information about the Company, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

The Company, Estrella and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from the Company’s stockholders with respect to the proposed transaction. Information regarding the Company’s directors and executive officers is available in the Final Prospectus and Form S-4. Additional information regarding the persons who may, under the rules of the SEC, be deemed to be participants in the proxy solicitation relating to the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus when it becomes available.

No Offer or Solicitation

This Report does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended (the “Securities Act”).

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Number	Description

10.1	Common Stock Purchase Agreement, dated as of April 20, 2023, by and between TradeUP Acquisition Corp. and White Lion Capital, LLC.

10.2	Registration Rights Agreement, dated as of April 20, 2023, by and between TradeUP Acquisition Corp. and White Lion Capital, LLC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TradeUP Acquisition Corp.

	By:	/s/ Weiguang Yang
	Name:	Weiguang Yang
	Title:	Co-Chief Executive Officer

Date: April 24, 2023